UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                           Limelight Media Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                   53261Q 10 5
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                                 (CUSIP Number)

              Vintage Filings - 150 West 46th Street, NY, NY 10036
                                  212 730 4302
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  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                January 25, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  53261Q 10 5                                       Page 1 of 4 Pages
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1         Names of Reporting Persons
          IRS Identification Nos. of Above Persons
          Vintage Filings LLC
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2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) Not Applicable

          (b) Not Applicable


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3        SEC Use Only


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4        Source of Funds  CF

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5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)

          Not Applicable

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6        Citizenship or Place of Organization     United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power       0

8        Shared Voting Power         5,500,000(*)

9        Sole Dispositive Power   0

10       Shared Dispositive Power    5,500,000 (*)

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11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,700,000 (*)

(*)(i)Vintage Filings LLC own 5,500,000 restricted shares with shared voting and shared dispositive power, (ii) Seth Farbman, a principal of Vintage Filings owns an additional 2,200,000 shares with sole voting and sole dispositive power for such shares and (iii) Shai Stern, a principal of Vintage Filings owns 2,200,000 shares with sole voting and sole dispositive power for such shares. Thus, the aggregate beneficial ownership for 7,700,000 shares of common stock.

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) Not Applicable
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13  Percent of Class Represented by Amount in Row (9)    6.58%

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14  Type of Reporting Person (See Instructions) CO

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CUSIP 53261Q 10 5


ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock of Limelight Media Group, Inc. a Nevada corporation. The principal executive offices of the Company are located at 8000 Centerview Parkway, Suite 115, Memphis, TN, 38018. The phone number is
(901) 757-0195.


ITEM 2. IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

      a.    Name: Vintage Filings LLC

      b.    Address: 150 West 46th Street, 6th Floor, New York, NY 10036

      c.    Present Occupation: edgar filing company

      d. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e. The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f.    Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was issued shares of the Company's common stock in connection with its obligation to provide annual edgar filing services to the Company and in connection with an investment provided to the Company in 2004.



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CUSIP 53261Q 10 5


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. The Reporting Person does not have any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, the Reporting Person own 5,500,000 restricted shares, (ii) Seth Farbman, a principal of Vintage Filings owns 2,200,000 shares and (iii) Shai Stern, a principal of Vintage Filings owns 2,200,000 shares. Thus, the aggregate beneficial ownership is 7,700,000 shares of common stock representing approximately 6.58% of all issued and outstanding shares (117,000,000). Voting power and power to dispose of the 5,500,000 shares common stock of the Reporting Person is jointly held. The Reporting Person has not bought or sold any shares of the Company within the last 60 days. Other than as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person was issued shares of the Company's common stock in connection with its obligation to provide annual edgar filing services to the Company and in connection with an investment provided to the Company in 2004.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.



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CUSIP 53261Q 10 5


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 24, 2005                          VINTAGE FILINGS LLC


                                           /s/ Seth Farbman
                                           -----------------------------------
                                               Seth Farbman
                                               President